SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)*

                  Coast Financial Holdings, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, $5.00 par value per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           190354100
-----------------------------------------------------------------
                         (CUSIP Number)

                        December 31, 2005
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP No. 190354100                                      Page 2 of 7 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James K. Toomey
--------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                              (b)  [ ]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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   NUMBER OF SHARES      5    SOLE VOTING POWER

     BENEFICIALLY             27,624
                         -------------------------------------------------
    OWNED BY EACH
                         6    SHARED VOTING POWER
      REPORTING
                              319,725
     PERSON WITH         -------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              27,624
                         -------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              319,725
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     347,349
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                        [ ]

--------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3%
--------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------

CUSIP No. 190354100                                      Page 3 of 7 Pages
--------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lori M. Toomey
--------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                              (b)  [ ]

--------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------

   NUMBER OF SHARES      5    SOLE VOTING POWER

     BENEFICIALLY             0
                         -------------------------------------------------
    OWNED BY EACH
                         6    SHARED VOTING POWER
      REPORTING
                              319,725
     PERSON WITH         -------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              0
                         -------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              319,725
--------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     319,725
--------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                        [ ]

--------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.9%
--------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------

Item 1(a).   Name of Issuer.

             The name of the Issuer is Coast Financial Holdings, Inc., a Florida corporation.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 1301 - 6th Avenue West, Suite 300, Bradenton, FL 34205.

Item 2(a).   Name of Person Filing.

             This Schedule is being filed jointly by James K. Toomey and his wife, Lori M. Toomey (sometimes hereinafter referred to collectively as the "Reporting Persons").

Item  2(b).  Address of Principal Business Office or, if None,
             Residence.

             The address of the Reporting Persons' residence is 6425 28th Avenue East, Bradenton, Florida 34208.

Item 2(c).   Citizenship.

             Both of the Reporting Persons are citizens of the United States.

Item 2(d).   Title of Class of Securities.

             This Schedule relates to shares of Common Stock, $5.00 par value per share ("Common Stock"), of the Issuer.

Item 2(e).   CUSIP Number.

             The CUSIP number for the Common Stock is 190354100.


Item 3.  If  this  statement is filed pursuant to Rules  13d-
         1(b), or 13d-2(b), check whether the filing person is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
    (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
              Exchange Act.
    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
    (e)  [ ]  An investment  adviser in accordance with Rule 13d-
              1(b)(1)(ii)(E).
    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).


                             Page 4 of 7 Pages

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
    (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


          Not applicable. The Reporting Persons acquired and held their shares of Common Stock prior to the registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this Schedule 13G was filed in accordance with Rule 13d-1(d) promulgated thereunder.

          During the 12 month period preceding the filing of this Amendment No. 1, acquisitions of additional shares of Common Stock by the Reporting Persons did not exceed two percent of the outstanding shares of Common Stock.

Item 4. Ownership.

(a), (b) As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 347,349 shares of Common Stock (which includes: (a)27,624 shares which may be acquired upon the exercise of options currently owned, (b) 65,000 shares held by a privately held family-owned corporation in which the Reporting Persons are the beneficial owners of 38.2% of the outstanding common stock and for which Mr. Toomey serves as a director and Lori Toomey serves as the President, and (c) 19,525 shares which are held as custodian for the Reporting Persons' minor child), which represent approximately 5.3% of the 6,506,933 shares of Common Stock outstanding on February 13, 2006.

(c) James K. Toomey has the sole power to vote or to direct the vote of, and to dispose of or direct the disposition of, 27,624 shares of Common Stock which may be acquired upon the exercise of options currently owned.

          The Reporting Persons have shared power to vote or to direct the vote of, and to dispense of or direct the disposition of, 65,000 shares of Common Stock held by a privately held family-owned corporation in which the Reporting Persons are the beneficial owners of 38.2% of the outstanding common stock and for which Mr. Toomey serves as a director and Lori Toomey serves as the President.

          James K. Toomey and Lori M. Toomey share the power to vote or to direct the vote of, and to dispose of or direct the disposition of, 252,650 shares of Common Stock (19,525 of which are held by Lori M. Toomey as custodian for the Reporting Persons' minor child).

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.


                             Page 5 of 7 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          The identification and classification of members of the group is set forth in Exhibit 1 attached to the Schedule 13G originally filed on February 13, 2004, which is incorporated by reference herein.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


                             Page 6 of 7 Pages

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006                     /s/ James K. Toomey
                                              -------------------
                                              James K. Toomey


Dated:  February 14, 2006                     /s/Lori M. Toomey
                                              -------------------
                                              Lori M. Toomey




                          Page 7 of 7 Pages

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